Exhibit (e)(31)

PROMISSORY NOTE

$22,205,667.00	June 26, 2008

FOR VALUE RECEIVED, Esmark Incorporated, a Delaware corporation (“Maker”), promises to pay to the order of OAO Severstal and its successors and assigns (“Payee”), in lawful money of the United States of America, the principal sum of $22,205,667.00 (Twenty Two Million Two Hundred Five Thousand Six Hundred Sixty Seven Dollars), together with interest thereon calculated from the date hereof, in accordance with the provisions of this Note.

This Note represents the obligation of Maker to reimburse Payee for amounts paid by Payee on behalf of Maker and/or its Subsidiaries to Essar Steel Holdings Limited (“Essar Steel”) under that certain Assignment and Assumption Agreement (the “Assignment”) dated June 25, 2008 with respect to the prepayment premiums due under each of the WPC Term Loan Agreement and the Esmark Term Loan Agreement (as each such term is defined in the Assignment), and payments made in lieu of payment in lieu of the exercise by the Esmark Borrower of its conversion option under the Term Loan Agreements (as each such term is defined in the Assignment), in each case as more fully set forth in the footnote to Schedule I to the Assignment. Certain capitalized terms used herein are defined in Section 4.8.

ARTICLE 1

PAYMENTS

1.1 PAYMENT OF INTEREST

Interest shall accrue on the outstanding principal amount of this Note at a rate per annum then applicable to Loans under and as defined in the ESSG Term Loan Agreement (the “Base Interest Rate”); provided, however, if any payment of principal, interest or other amount hereunder is not received by Payee when the same is due hereunder, such overdue amount shall bear interest at a per annum rate equal to the sum of the Base Interest Rate plus 2%. Accrued and unpaid interest shall be due and payable on each Interest Payment Date (as defined in the ESSG Term Loan Agreement) and on the Maturity Date (as hereinafter defined). Interest will accrue on any principal payment due under this Note until such time as payment therefor is actually delivered to Payee.

1.2 PAYMENT OF PRINCIPAL

(a) Scheduled Final Maturity. Subject to Section 1.2(b) below, and the other provisions of this Note, the outstanding principal amount of this Note shall be due and payable on the Maturity Date. References herein to the “Maturity Date” shall mean the earliest of (i) September 30, 2009 and (ii) the fifteenth day following the Merger (as defined in the Merger Agreement).

(b) Mandatory Prepayments of Principal. Upon the occurrence of a Change of Control, the entire outstanding principal amount of, together with the applicable Prepayment Premium, and all unpaid accrued interest on, this Note shall be immediately due and payable in full.

1.3 MANNER OF PAYMENT

All payments of principal and interest on this Note shall be made by wire transfer of immediately available funds as Payee shall designate to Maker from time to time. If any payment of principal or interest on this Note is due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest due and payable under this Note.

1.4 VOLUNTARY PREPAYMENT

Maker may, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note, provided that each such prepayment is accompanied by the applicable Prepayment Premium and accrued interest on the amount of principal prepaid calculated to the date of such prepayment (any such prepayment to be applied first to Prepayment Premium, then to interest and finally to principal, under this Note).

ARTICLE 2

DEFAULTS

2.1 EVENTS OF DEFAULT

The occurrence of any one or more of the following events shall constitute an event of default hereunder (“Event of Default”):

(a) If Maker shall fail to pay when due any payment of principal, Prepayment Premium or interest on this Note when due.

(b) Maker shall fail to pay any other amount when due under this Note and such failure continues for five (5) days after Payee notifies Maker thereof in writing.

(c) An involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of Maker or its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Maker or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered or (iii) Maker shall become unable to, admit in writing its inability to or fail generally to pay its debts as they become due.

(d) Maker shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (c) of this Section 2.1, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Maker or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing.

(e) Any failure by Maker to comply with its other obligations under this Note.

(f) Any representation or warranty of Maker set forth in this Note shall prove to have been false in any material respect when made.

(g) Any Change of Control shall have occurred.

(h) Any “event of default” (after giving effect to any applicable grace or cure periods) shall have occurred under the ESSG Term Loan Agreement or the WPC Term Loan Agreement.

2.2 NOTICE BY MAKER

Maker shall notify Payee in writing immediately upon the occurrence of a Change of Control and within three (3) Business Days of the occurrence of any Event of Default, time being of the essence of this Note.

2.3 REMEDIES

If any Event of Default shall occur and be continuing, at the option of Payee upon written notice to Maker, the outstanding principal amount of, and all unpaid accrued interest on, this Note shall become immediately due and payable, except that in the case of an Event of Default of the type described in Section 2.1(c) or (d), above, such acceleration shall be automatic. Except as may be prohibited by applicable law, all of the holder’s rights and remedies shall be cumulative and may be exercised singularly or concurrently. The holder’s election to pursue any remedy shall not exclude pursuit of any other remedy.

ARTICLE 3

COVENANT OF THE COMPANY

3.1 HOLDING COMPANY ACTIVITIES.

Maker shall not (a) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any business or operations, (b) incur, create, assume or suffer to exist any Indebtedness or other liabilities or financial obligations or (c) own, lease, manage or otherwise operate any properties or assets (including, without limitation, cash and cash equivalents) except as otherwise permitted under the ESSG Term Loan Agreement and the WPC Term Loan Agreement from time to time.

ARTICLE 4

MISCELLANEOUS

4.1 WAIVER

The rights and remedies of Payee under this Note shall be cumulative and not alternative. No waiver by Payee of any right or remedy under this Note shall be effective unless in a writing signed by Payee. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Payee will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. This Note cannot be amended except pursuant to a writing signed both by Payee and by Maker. In the case of an Event of Default hereunder, Maker shall waive presentment, demand, protest and notice of dishonor and protest.

4.2 NOTICES

Any notice required or permitted to be given hereunder shall be given in accordance with Section 9.5 of the Merger Agreement.

4.3 SEVERABILITY

If any provision in this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

4.4 GOVERNING LAW

This Note will be governed by the internal laws of the State of New York.

4.5 BINDING

The terms and provisions of this Note shall be binding upon and inure to the benefit of Payee and its successors and assigns.

4.6 SECTION HEADINGS, CONSTRUCTION

The headings of Sections in this Note are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Note unless otherwise specified.

All words used in this Note will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words “hereof” and “hereunder” and similar references refer to this Note in its entirety and not to any specific section or subsection hereof.

4.7 NO USURY

This Note is subject to the express condition that at no time shall Maker be obligated or required to pay interest hereunder at a rate that could subject the Payee to either civil or criminal liability as a result of being in excess of the maximum rate that Maker is permitted by law to contract or agree to pay. If, by the terms of this Note, Maker is at any time required or obligated to pay interest at a rate in excess of such maximum rate, the rate of interest under this Note shall be deemed to be immediately reduced to such maximum rate according to the terms hereof.

4.8 DEFINITIONS

Capitalized terms used and not defined herein shall have the meanings assigned to them in the ESSG Term Loan Agreement. The following terms, as used herein, have the following meanings:

“ESSG Term Loan Agreement” means the Term Loan Agreement dated as of May 2, 2008 among Esmark Steel Service Group, Inc. as borrower, Maker, the other loan parties party thereto, the lenders party thereto and Payee (as successor to Essar Steel), as administrative agent, as the same may be amended, modified supplemented or restated from time to time.

“Merger Agreement” means the Agreement and Plan of Merger dated as of June     , 2008 entered into among Payee, the company designated therein as the purchaser and Maker, relating to a tender offer for all of the shares of capital stock of Maker.

“Prepayment Premium”: with respect to any principal amount prepaid, an amount equal to interest on such principal amount calculated for the period from the date of this Note to the date of prepayment of such principal amount at a rate equal to 6% per annum calculated on the basis of a 360-day year for the actual days elapsed. Such amount shall be in addition to interest paid or payable with respect to such principal amount under Section 1.1 of this Note.

4.9 REPRESENTATIONS AND WARRANTIES

Maker hereby represents and warrants to the Payee as follows: (i) it is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) it has the corporate power and authority to execute and deliver this Note and to perform its obligations hereunder, (iii) it has taken all corporate action necessary to authorize the execution and delivery of this Note and the performance of all of its obligations hereunder, (iv) it has duly executed and delivered this Note, and (v) this Note constitutes the legal, valid and binding obligation of Maker, enforceable against Maker in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

4.10 WAIVER OF JURY TRIAL

EACH OF THE MAKER AND, BY ITS ACCEPTANCE HEREOF, PAYEE WAIVES THE RIGHT TO A TRIAL

BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR IN CONNECTION WITH THIS NOTE.

[Signature page follows]

IN WITNESS WHEREOF, Maker, by its duly authorized representative, has executed this Note as of the date first set forth above.

ESMARK INCORPORATED

By:	/s/ Michael P. DiClemente
Name:	Michael P. DiClemente
Title:	Vice President & Treasurer